

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2013

<u>Via E-mail</u>
Duncan A. Forbes, Mol. III
President, Chief Executive Officer, and Chief Financial Officer
Eurasia Design, Inc.
Quetzalcoatl 3783
Int. 1 Col. Cd del Sol C.P. 45050
Zapopan, JAL, Mexico

> **Re: Eurasia Design, Inc.**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed December 18, 2012**
> **File No. 000-54499**

Dear Mr. Forbes:

We issued comments to you on the above captioned filing on January 7, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 3, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Anthony Watson, Staff Accountant, at (202) 551-3318, William Thompson, Accounting Branch Chief, at (202) 551-3344, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions.

> Sincerely,
>
> /s/ Catherine T. Brown for
>
> Mara L. Ransom
> Assistant Director